UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of July 2004

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

STATEMENT ON NEWSPAPER REPORTS

SIGNATURES

STATEMENT ON NEWSPAPER REPORTS

With reference to reports published today on the Fiat Group by the Italian daily La Repubblica, Fiat hereby clarifies that all the information on the performance of the Group and its business outlook will be presented next Monday by Fiat's Chief Executive Officer Sergio Marchionne. In any event, no capital increase is scheduled to be carried out in order to provide financial support to the Company's development plans.

Turin, July 20, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 20, 2004

FIAT S.p.A.

	BY:	/s/ Mario Rosario Maglione Mario Rosario Maglione Power of Attorney